Mail Stop 3561
								June 20, 2005

Peter Scholl
Rotoblock Corporation
1715 Cook Street, Suite 205
Vancouver, BC, Canada V5Y 3J6

Re:	Rotoblock Corporation
	Item 4.01 Form 8-K
	Dated May 31, 2005
      Filed June 20, 2005
	File No. 333-116324

Dear Mr. Scholl:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	State whether, during your most recent fiscal year and any subsequent interim period through the date of resignation, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.

	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. Please ensure that the former auditor references the correct date of the Form 8-K/A. The second paragraph of the current exhibit 16 refers to a Form 8-K dated June 17, 2005 when the Form 8-K is dated May 31, 2005 and was filed on June 20, 2005.
	As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE